Execution Copy	File No.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c)

OF THE INVESTMENT COMPANY ACT OF 1940

FOR AN EXEMPTION FROM SECTION 15(a) OF THE ACT

AND CERTAIN DISCLOSURE REQUIREMENTS

_______________________

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

AMERICAN FIDELITY ASSURANCE COMPANY

Please direct all communications concerning this Application to:

Stephen P. Garrett	Copies to:
General Counsel	Jennifer Wheeler
American Fidelity Dual Strategy Fund, Inc.	McAfee & Taft
2000 N. Classen Boulevard	A Professional Corporation
Oklahoma City, Oklahoma 73106	10th Floor, Two Leadership Square
211 North Robinson
Oklahoma City, OK 73102-7103
(405) 552-2273

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

_______________________________

)
In the Matter of	)	APPLICATION FOR AN ORDER
)	PURSUANT TO SECTION 6(c) OF THE
American Fidelity Dual Strategy	)	INVESTMENT COMPANY ACT OF
Fund, Inc.	)	1940 FOR AN EXEMPTION FROM
)	SECTION 15(a) OF THE ACT AND
American Fidelity Assurance	)	CERTAIN DISCLOSURE
Company	)	REQUIREMENTS
)

INTRODUCTION.

American Fidelity Dual Strategy Fund, Inc. (“DSF” or the “Fund” ) and American Fidelity Assurance Company (“AFA” or the “Advisor” and, together with DSF, the “Applicants”) hereby apply for an order (the “Order”) of the United States Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 15(a) of the 1940 Act to the extent necessary to permit the Advisor, subject to the approval of the board of directors of DSF (the “Board”), including a majority of the directors who are not “interested persons” of DSF as defined in Section 2(a)(19) of the 1940 Act (“Independent Directors”), to do the following with respect to the Fund, without obtaining shareholder approval: (i) select one or more subadvisors (“Sub-Advisors”) to manage all or a portion of the assets of the Fund pursuant to investment subadvisory agreements with the Sub-Advisors (each an “Investment Subadvisory Agreement”), and (ii) materially amend an existing Investment Subadvisory Agreement with a Sub-Advisor. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Advisor with respect to which an Investment

Subadvisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. The Applicants also apply for an order under Section 6(c) exempting the Fund from certain disclosure obligations under the following rules and forms: (i) Item 19(a)(3) of Form N-1A; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A; (iii) Item 48 of Form N-SAR; and (iv) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

The Fund currently has shares outstanding and currently has three sub-advisors. The Fund would not rely on the Order unless and until its shareholders approve the operation of the Fund in the manner described in this Application as required by Condition I to the Order.

The exemption requested in this Application will enable the Advisor and the Board to obtain for the Fund the services of one or more Sub-Advisors believed by the Board and the Advisor to be well-suited to manage the Fund’s assets without the delay and expense of convening a special meeting of shareholders. Under the manager-of-managers investment management approach which would pertain to the Fund, the Advisor would evaluate, allocate assets to, and oversee the Sub-Advisors, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

For the reasons discussed below, the Applicants believe that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

I. BACKGROUND.

A. The Fund.

DSF is an open-end, diversified management investment company established as a Maryland corporation on March 18, 1998. DSF is the successor to American Fidelity Variable

Annuity Fund A, which was a separate account of AFA that managed its own investment portfolio. The original inception date for Variable Annuity Fund A was January 1, 1970. Variable Annuity Fund A was converted from a management investment company into a unit investment trust identified as “Separate Account A.” Separate Account A became effective January 1, 1999, and the assets of Variable Annuity Fund A were transferred intact to DSF in exchange for shares of DSF. Shares of DSF are offered only to investment company separate accounts established by insurance companies to fund variable annuity contracts.

By operating under a manager-of-managers structure, the Advisor believes it can provide shareholders with the benefit of specialized investment management expertise which the Advisor itself does not have.

The Fund has a “dual investment strategy” and invests primarily in common stocks of U.S. companies. The Fund typically has four sub-advisors that independently manage a portion of the Fund’s portfolio using different investment strategies. The approach of two of the sub-advisors is growth oriented and exploits the correlation between increasing company earnings and increasing price in stocks with large capitalizations. The other two sub-advisors are value sub-advisors, generally focusing on undervalued equity securities with large capitalizations. Currently, the Fund has only one value sub-advisor because it terminated its sub-advisory agreement with one of the value sub-advisors on April 15, 2009.

Since its inception in 1999, each time the Fund has changed subadvisors, it has held a special shareholder meeting in order to obtain shareholder approval of the new subadvisor, as required by Section 15(a) of the 1940 Act.

The Fund has called a special shareholder meeting in order to obtain shareholder approval of a new value subadvisor to replace the terminated subadvisor, as required by Section

15(a) of the 1940 Act. At this meeting, the shareholders of the Fund also will vote on whether to approve the Fund’s operating under a manager-of-managers structure.

B. The Advisor.

AFA is an Oklahoma stock life insurance company and is registered as an investment advisor under the Investment Advisers Act of 1940 (the “Advisers Act”). AFA was the investment advisor of the Fund’s predecessor from 1968 through 1998 and serves as investment advisor of the Fund pursuant to an advisory agreement with the Fund (the “Advisory Agreement”). Pursuant to the Advisory Agreement, the Fund pays AFA a management and investment advisory fee of 0.50% (on an annual basis) of the average daily net assets of the Fund. The fee is payable monthly.

The Advisory Agreement permits the Fund to operate with sub-advisors. DSF and AFA have engaged sub-advisors to manage the Fund’s investment portfolio, and AFA pays the related sub-advisory fees. The Fund’s sub-advisors make the day-to-day decisions to buy and sell securities for the Fund. Each sub-advisor manages a portion of the Fund’s portfolio using its own investment strategy to achieve the Fund’s investment goals.

American Fidelity Corporation owns 100% of AFA. American Fidelity Corporation is controlled by Cameron Enterprises A Limited Partnership, a family investment partnership. William M. Cameron, an individual, and Lynda L. Cameron, an individual, each own 50% of the common stock of Cameron Associates, Inc., the sole general partner of Cameron Enterprises A Limited Partnership.

C. The Relief Requested.

The Applicants seek relief from the requirements of Section 15(a) of the 1940 Act, as well as from certain disclosure requirements applicable to fees paid to the Sub-Advisors, to facilitate the selection and retention of, and making material changes in Investment Subadvisory Agreements with, Sub-Advisors. Under the requested relief, approval of the Board, including a majority of the Independent Directors, will be required when Sub-Advisor changes are made or when material changes in the Investment Subadvisory Agreements are made, but approval will not be required by shareholders of the Fund.1

If the requested Order is granted, each Investment Subadvisory Agreement for the Fund will comply with the following requirements of Section 15(a) of the 1940 Act: (i) it will precisely describe all compensation to be paid by the Advisor thereunder; (ii) it will continue in effect for a period of more than two years from the date of its execution only so long as such continuance is specifically approved by the Board at the times and in the manner required by Section 15(c) of the 1940 Act; (iii) it will provide, in substance, that it may be terminated at any time, without the payment of any penalty, by the Advisor, the Board, or shareholders of the Fund on no more than 60 days’ written notice to the Sub-Advisor; and (iv) it will provide, in substance, for its automatic termination in the event of its assignment.

II. LEGAL ANALYSIS.

A. Shareholder Voting.

1. Applicable Law.

Section 15(a) of the 1940 Act provides that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract . . . which has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.” Section 6(c) of the 1940 Act provides that the Commission

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1 However, shareholder approval will be obtained for an Investment Subadvisory Agreement with a Sub-Advisor that would be an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Fund or the Advisor (other than of serving as a Sub-Advisor for the Fund) (an “Affiliated Sub-Advisor”).

may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

For the reasons and subject to the terms and conditions set forth herein, the Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act to submit Investment Subadvisory Agreements to shareholders for approval prior to selecting a Sub-Advisor or materially amending an Investment Subadvisory Agreement. The Fund will not rely on such order until it receives the approval of a majority of its outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, at a meeting of its shareholders, to operate in the manner described in this Application.

2. Discussion.

a. Necessary or Appropriate in the Public Interest.

The investment advisory arrangement of the Fund will be different from that of a traditional investment company. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.

In the case of the Fund, relying on the Order, the Advisor and its own portfolio managers will not make the day-to-day investment decisions for the assets which the Advisor allocates to Sub-Advisors. Instead, the Advisor will determine the basis upon which the Fund’s assets will be allocated to one or more Sub-Advisors, and will select, supervise and evaluate the Sub-

Advisors who make the day-to-day investment decisions for the assets allocated to them. Under this structure, the Advisor will be able to select Sub-Advisors that can provide specialized investment management expertise which the Advisor itself does not have, or an investment style which the Advisor itself does not follow, to the anticipated benefit of Fund shareholders.

From the perspective of the investor, the role of the Sub-Advisors with respect to the Fund is substantially equivalent to the role of the individual portfolio managers employed in the traditional investment advisory structure. Both portfolio managers and Sub-Advisors are concerned principally with the selection of portfolio investments in accordance with the Fund’s investment objectives and policies, and they have no significant supervisory, management or administrative responsibilities with respect to the Fund. The Applicants believe that shareholders of the Fund look to the Advisor, not to individual portfolio managers or Sub-Advisors, when they have questions or concerns about the Fund’s management or investment performance. Similarly, the Applicants believe that shareholders will expect the Advisor to select both portfolio managers and Sub-Advisors who have the appropriate skills and experience to manage the assets allocated to them. Finally, shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio managers it employs out of the adviser’s own assets, just as the Advisor, as fiduciary, will compensate the Sub-Advisors out of the advisory fees it receives from the Fund.

In the absence of the requested exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-Advisor is proposed for retention by the Fund, the Fund’s shareholders would be required to approve the Investment Subadvisory Agreement for that Sub-Advisor. Similarly, if an existing Investment Subadvisory Agreement for the Fund is to be amended in any material respect (for example, in order to increase the portfolio management fee), approval by the Fund’s shareholders would be required. In addition, the Fund would be prohibited from continuing to retain an existing Sub-Advisor whose Investment Subadvisory Agreement has been “assigned” as a result of a change of control of the Sub-Advisor unless shareholder approval has been obtained. In all of these cases, the need for shareholder approval would require the Fund to call and hold a shareholder meeting, prepare and distribute proxy materials, and solicit votes from shareholders, and would often necessitate the retention of a proxy solicitor. This process would be resource-intensive, costly and slow and, in the case of a poorly performing Sub-Advisor or one whose portfolio management team has left, potentially harmful to the Fund and its shareholders.

Permitting the Advisor to perform those duties for which the shareholders of a Fund are paying the Advisor (i.e., the selection, supervision and evaluation of Sub-Advisors) without incurring unnecessary delay or expense is appropriate, in the interests of Fund shareholders and will allow the Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings, the Fund will be able to act more quickly and with less expense to hire additional Sub-Advisors or to replace Sub-Advisors when the Board and the Advisor feel that a change would benefit the Fund and its shareholders. Without the requested relief, the Fund may, for example, be left in the hands of a Sub-Advisor that is unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Investment Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Sub-Advisor resignation or change of control — events that would be beyond the control of the Advisor and the Fund — the Fund may be forced to operate without a Sub-Advisor or without the preferred combination of Sub-

Advisors. The sudden loss of a Sub-Advisor could be highly disruptive to the operations of the Fund.

b. Consistent with the Protection of Investors.

Primary responsibility for managing the assets of the Fund, including the selection and supervision of its Sub-Advisors, will be vested in the Advisor, subject to the oversight of the Board. The investment advisory agreement between the Fund and the Advisor (the “Advisory Agreement”) would remain fully subject to the requirements of Section 15(a) of the 1940 Act, including the requirement for shareholder voting. The Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-Advisors for the Fund with the Advisor in light of the management structure of the Fund, as well as the Fund’s shareholders’ expectation that the Advisor is in possession of the information necessary to select suitable Sub-Advisors. The Applicants also believe that investors choose the Fund in part because of the added value to the Fund from the Advisor’s evaluation, selection and supervision of Sub-Advisors that the Advisor believes have the appropriate skills and experience to manage the assets allocated to them.

In evaluating the services that a Sub-Advisor will provide to the Fund, the Advisor will typically consider certain information including, but not limited to, the following:

•

the advisory services to be provided by the Sub-Advisor, including the Sub-Advisor’s investment management philosophy, process and style and the Sub-Advisor’s processes for ensuring compliance with the Fund’s investment objectives, policies and restrictions;

•	a description of the various personnel who will furnish such services, including their duties and qualifications and the ability of the Sub-Advisor to attract and retain capable personnel;
•

representations from the Sub-Advisor regarding adequate insurance coverage and financial condition with regard to all of its business activities and assets under management to ensure that it is likely to be able to fulfill its commitment to the Fund under its Investment Subadvisory Agreement; and

•

reports setting forth the Sub-Advisor’s investment performance in other funds and accounts that it manages with similar investment objectives and styles, including comparisons with broadly-based unmanaged indices and with other funds having similar investment objectives and asset sizes.

In obtaining this information, the Advisor typically will (i) review the Sub-Advisor’s current Form ADV; (ii) conduct a due diligence review of the Sub-Advisor; and (iii) conduct one or more interviews with appropriate Sub-Advisor personnel.

In addition, the Advisor and the Board will consider the reasonableness of the Sub-Advisor’s compensation with respect to the Fund. Although only the Advisor’s fee is payable directly by a Fund, and the Sub-Advisor’s fee for services to the Fund will be payable by the Advisor, as fiduciary for the Fund, the Sub-Advisor’s fee directly bears on the Advisor’s profitability, and therefore on the amount and reasonableness of the Advisor’s fee payable by the Fund. Accordingly, the Advisor and the Board will analyze the fees paid to the Sub-Advisors in evaluating the reasonableness of the overall arrangements with the Fund. In conducting this analysis, the Advisor will consider certain information, including, but not limited to, the proposed fees to be charged by a Sub-Advisor and that Sub-Advisor’s standard fee schedule, if any, for comparable accounts.

If the requested relief is granted, shareholders will receive adequate information about the Sub-Advisors. The prospectus and statement of additional information for the Fund will include all information required by Form N-1A concerning the Sub-Advisors for the Fund (except as discussed below with respect to the fees paid to the Sub-Advisors). If a new Sub-Advisor is retained or an Investment Subadvisory Agreement is materially amended, the Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 497(e) under the Securities Act of 1933. Furthermore, if a new Sub-Advisor is appointed, the Fund will furnish to shareholders an information statement containing all of the information that would have been provided in a proxy statement within 90 days of the date that the new Sub-Advisor is appointed (an “Information Statement”). Any such Information Statement will satisfy the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”) (except as discussed below with respect to fees paid to the Sub-Advisors). In addition, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) before entering into or amending an Investment Subadvisory Agreement.

c. Consistent with the Policy and Provisions of the 1940 Act.

The purpose of the requirement that shareholders approve advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one fund from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser other than the adviser selected by the shareholders at the time of investment, the successor adviser should be approved by the shareholders. The exemptive relief being requested would be fully consistent with this public policy.

The Advisory Agreement will be subject to the shareholder approval requirement of Section 15(a) of the 1940 Act. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the fund’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of the Fund’s Sub-Advisors by the Advisor and the Board. Eliminating the requirement of shareholder approval in this case would be consistent with the policy and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation on behalf of the Fund. In the circumstances described in this Application, a proxy statement would provide no more meaningful information to investors than an Information Statement.

B. Disclosure of Sub-Advisors’ Fees.

1. Applicable Law.

a. Registration Statements.

Item 19(a)(3) of Form N-1A requires a fund to disclose in its statement of additional information the method of computing the advisory fee payable by a fund, including the “total dollar amounts that the fund paid to the adviser ... under the investment advisory contract for the last three fiscal years.” In the absence of exemptive relief, this provision requires the Fund to disclose the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor for the Fund. An exemption is requested to permit the Fund instead to disclose (as both a dollar amount and as a percentage of its net assets): (i) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors; and (ii) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (the items in clauses (i) and (ii) herein are referred to collectively as “Aggregate Fee Disclosure”). If the Fund employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.

b. Proxy Statements.

Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement. Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the Fund to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state: (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

In the absence of exemptive relief, these provisions require the Fund to disclose the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure.

c. Semi-Annual Reports.

Item 48 of Form N-SAR requires a fund to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers. In the absence of exemptive relief, the Item requires the Fund to disclose the fees that are paid to the Sub-Advisors. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure.

d. Financial Statements.

Sections 6-07(2)(a), (b) and (c) of Regulation S-X require investment companies to include in their financial statements information about investment advisory fees. These provisions require the Fund’s financial statements to include information concerning fees paid to the Sub-Advisors. An exemption is requested to permit the Fund to include only the Aggregate Fee Disclosure. All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2. Discussion.

The Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (i) the Advisor operates the Fund using the services of Sub-Advisors in a manner so different from that of conventional investment companies that disclosure of the fees that the Advisor, as fiduciary for the Fund, pays to each Sub-Advisor does not serve any meaningful purpose; (ii) the relief would benefit shareholders by enabling the Fund to operate in a more efficient manner; and (iii) the Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Fund.

As noted, the Advisor operates the Fund in a manner that is substantially different from that of conventional investment companies. By investing in the Fund, shareholders hire the Advisor to manage the Fund’s assets both directly and by using its Sub-Advisor selection and monitoring process to select and allocate Fund assets among Sub-Advisors, rather than solely by hiring its own employees to manage assets directly. The Advisor, under the overall supervision of the Board, will take responsibility for overseeing the Sub-Advisors of the Fund and recommending their hiring, termination and replacement. In return for its services, the Advisor will receive an advisory fee from the Fund out of which it will compensate the Sub-Advisors for the Fund. The Applicants believe that disclosure of the fees that the Advisor, as fiduciary for the Funds, pays to each Sub-Advisor will not serve any meaningful purpose since investors pay the Advisor to retain and compensate the Sub-Advisors.

The relief sought would benefit shareholders because it would improve the Advisor’s ability to negotiate the fees paid to Sub-Advisors. Many investment advisers charge their customers for advisory services according to a “posted” fee schedule. While investment advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers. The relief would allow the Advisor to negotiate more effectively with each individual Sub-Advisor if the fees finally agreed upon by a Sub-Advisor are not required to be disclosed to other Sub-Advisors.

C. Precedent.

The Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) have been granted previously by the Commission. See, e.g., Trust for Professional Managers, et. al., Investment Company Act Release Nos. 28382 (September 19,

2008) (notice) and 28439 (October 15, 2008) (order) (“Trust for Professional Managers II”); Unified Series Trust, et. al., Investment Company Act Release Nos. 28071 (November 30, 2007) (notice) and 28117 (December 27, 2007) (order) (“Unified”); Northern Lights Variable Trust, et. al., Investment Company Act Release Nos. 28010 (October 2, 2007) (notice) and 28038 (October 29, 2007) (order) (“Northern Lights”); Trust for Professional Managers, et. al., Investment Company Act Release Nos. 27964 (August 31, 2007) (notice) and 27995 (September 26, 2007) (order) (“Trust for Professional Managers I”); Aston Funds, et. al., Investment Company Act Release Nos. 27879 (June 29, 2007) (notice) and 27910 (July 25, 2007) (order) (“Aston”); AARP Funds, et. al., Investment Company Act Release Nos. 27918 (July 31, 2007) (notice) and 27956 (August 28, 2007) (order); First Investors Equity Funds, et. al., Investment Company Act Release Nos. 27826 (May 23, 2007) (notice) and 27868 (June 20, 2007) (order); First American Investment Funds, Inc., et. al., Investment Company Act Release Nos. 27818 (May 4, 2007) (notice) and 27846 (May 30, 2007) (order) (“First American”); Old Westbury Funds, Inc., et. al., Investment Company Act Release Nos. 27807 (April 27, 2007) (notice) and 27837 (May 23, 2007) (order) (“Old Westbury”); Forward Funds, et. al., Investment Company Act Release Nos. 27777 (April 5, 2007) (notice) and 27814 (May 1, 2007) (order) (“Forward”); New River Funds, et. al., Investment Company Act Release Nos. 27653 (January 3, 2007) (notice) and 27690 (January 30, 2007) (order) (“New River”); Forum Funds, et. al., Investment Company Act Release Nos. 27605 (December 20, 2006) (notice) and 27665 (January 18, 2007) (order) (“Forum”); The Mainstay Funds, et. al., Investment Company Act Release Nos. 27595 (December 11, 2006) (notice) and 27656 (January 8, 2007) (order) (“Mainstay”); Van Eck Worldwide Insurance Trust, et. al., Investment Company Act Release Nos. 27584 (November 21, 2006) (notice) and 27604 (December 19, 2006) (order) (“Van Eck”);

Old Mutual Advisor Funds II, et. al., Investment Company Act Release Nos. 27550 (November 8, 2006) (notice) and 27591 (December 5, 2006) (order) (“Old Mutual”); Fidelity Management and Research Company, et. al., Investment Company Act Release Nos. 27544 (November 2, 2006) (notice) and 27585 (November 28, 2006) (order) (“Fidelity”); Delaware Management Business Trust, et. al., Investment Company Act Release Nos. 27512 (October 10, 2006) (notice) and 27547 (November 7, 2006) (order) (“Delaware”); Quaker Investment Trust, et. al., Investment Company Act Release Nos. 27494 (September 20, 2006) (notice) and 27519 (October 17, 2006) (order) (“Quaker”); Northwestern Mutual Series Fund, Inc., et. al., Investment Company Act Release Nos. 27485 (September 19, 2006) (notice) and 27520 (October 17, 2006) (order) (“Northwestern”); Marshall Funds, Inc., et. al., Investment Company Act Release Nos. 27480 (September 13, 2006) (notice) and 27515 (October 11, 2006) (order) (“Marshall”); AdvisorOne Funds, et. al., Investment Company Act Release Nos. 27472 (August 29, 2006) (notice) and 27501 (September 26, 2006) (order); Pacific Capital Funds, et. al., Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc., et. al., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order) (“Atlas”); RSI Retirement Trust, et. al., Investment Company Act Release Nos. 26442 (May 4, 2004) (notice) and 26463 (June 4, 2004) (order); Burnham Investment Trust, et. al., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); AIP Alternative Strategies Funds, et. al., Investment Company Act Release Nos. 26284 (Dec. 4, 2003) (notice) and 26318 (Jan. 5, 2004) (order) (“AIP”); SAFECO Common Stock Trust, et. al., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust, et. al., Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003)

(order) (“JNL Series Trust”); Oppenheimer Select Managers, et. al., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order) (“Oppenheimer Select Managers”); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust, et. al., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) and 25848 (Dec. 17, 2002) (order) (“AB Funds Trust”); Federated Index Trust, et. al., Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); MLIG Variable Insurance Trust et. al., Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order); and The Charles Schwab Family of Funds, et. al., Investment Company Act Release Nos. 25762 (Oct. 3, 2002) (notice) and 25790 (Oct. 29, 2002) (order) (“Charles Schwab”).

The Applicants also note that substantially the same exemptions requested herein with respect to relief from the disclosure requirements of the rules and forms discussed above also have been granted in Trust for Professional Managers II, Unified, Northern Lights, Trust for Professional Managers I, Aston, First American, Old Westbury, New River, Forum, Mainstay, Van Eck, Old Mutual, Fidelity, Delaware, Quaker, Northwestern, Marshall, Atlas, AIP, JNL Series Trust, Oppenheimer Select Managers, AB Funds Trust, and Charles Schwab.

D. Previously Proposed Rule.

The Applicants note that the Commission previously proposed Rule 15a-5 under the 1940 Act, which would, under certain conditions, permit an adviser to serve as a sub-adviser to an investment company without approval by the shareholders of the investment company. See Investment Company Act Release No. 26230 (October 23, 2003).

Applicants agree that the requested Order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

III. CONDITIONS.

The Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.         Before the Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act.

2.         The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. The Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3.         Within 90 days of the hiring of a new Sub-Advisor, the Fund’s shareholders will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified by the Order to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Advisor. To meet this obligation, the Fund will provide shareholders, within 90 days of the hiring of a new Sub-Advisor, with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item

22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.         The Advisor will not enter into an Investment Subadvisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation to be paid thereunder, being approved by Fund shareholders.

5.         At all times, at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be at the discretion of the then existing Independent Directors.

6.         When a Sub-Advisor change is proposed for the Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

7.         Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Directors, should the Independent Directors decide to retain their own counsel. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.         Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

9.         The Advisor will provide general investment management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will (i) set each Fund’s overall investment strategies, (ii) evaluate, select and recommend Sub-Advisors to manage all or a part of the Fund’s assets, (iii) when appropriate, allocate and reallocate the Fund’s assets among multiple Sub-Advisors, (iv) monitor and evaluate the performance of Sub-Advisors, and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the Fund’s investment objective, policies and restrictions.

10.       No director or officer of the Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

11.       The Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.       The requested order will expire on the effective date of Rule 15a-5 under the 1940 Act, if adopted.

13.       The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor with respect to the Fund. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

IV. CONCLUSION.

For the foregoing reasons, the Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. The Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

V. PROCEDURAL MATTERS.

Pursuant to Rule 0-2(f) under the 1940 Act, DSF states that its address is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106, and the Advisor states that its address is 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106. Applicants further state that all communications or questions should be directed to Jennifer Wheeler, Esq., McAfee & Taft A Professional Corporation, Tenth Floor, Leadership Square, 211 N. Robinson Ave., Oklahoma City, Oklahoma 73102, telephone (405) 552-2273, and to Stephen P. Garrett, General Counsel, American Fidelity Dual Strategy Fund, Inc., 2000 N. Classen Boulevard, Oklahoma City, Oklahoma 73106.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing this application on behalf of such Applicant is fully authorized to do so, that under the provisions of such Applicant’s articles of incorporation and bylaws responsibility for the management of the affairs and business of the Applicant is vested in its Board of Directors, that by resolution duly adopted and attached to this application as Exhibits A-1 and A-2, respectively, the Board of Directors of DSF and the Executive Committee of the Board of Directors of AFA have authorized any officer of such Applicant to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments thereto, and that such Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of such Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto. The proposed notice of the proceeding initiated by the filing of this Application required by Rule 0-2(g) under the 1940 Act is attached as Exhibit C hereto.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

September 16, 2009

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

By:	/s/ David R. Carpenter
Its President and Chief Executive Officer

AMERICAN FIDELITY ASSURANCE COMPANY

By:	/s/ Robert D Brearton
Its Executive Vice President

EXHIBIT INDEX

		Sequential Page No.
A-1	Certification of the Secretary of Dual Strategy Fund, Inc. Pursuant to Rule 0-2(c)(1)	1
A-2	Certification of the Secretary of American Fidelity Assurance Company Pursuant to Rule 0-2(c)(1)	2
B-1	Verification of Dual Strategy Fund, Inc. Pursuant to Rule 0-2(d)	4
B-2	Verification of American Fidelity Assurance Company Pursuant to Rule 0-2(d)	5
C	Proposed Form of Notice	6

EXHIBIT A-1

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

I, David R. Carpenter, do hereby certify as follows:

1.         I am the President and Secretary of American Fidelity Dual Strategy Fund, Inc. (“DSF” or the “Fund”).

2.         In such capacity, I have examined the records of actions taken by the Board of Directors of DSF.

3.         The Board of Directors of DSF has duly adopted the following resolutions:

Resolved:

1.

The officers and appropriate agents of the Fund are authorized to execute and file on behalf of the Fund with the Securities and Exchange Commission an application for an order exempting the Fund and its investment advisor, American Fidelity Assurance Company (the “Advisor”), acting as a “manager of managers” with respect to the Fund, from Section 15(a) of the Investment Company Act of 1940 (the “Act”), and certain disclosure requirements to which the Fund is subject, and any necessary or appropriate amendments thereto, so as to permit the Fund and the Advisor, to enter into and materially amend subadvisory agreements without shareholder approval and not to disclose certain itemized subadvisory fee information

2.	The officers and appropriate agents of the Fund are authorized to take such other actions as may be necessary or appropriate to effectuate the intent of the foregoing resolutions.

/s/ David R. Carpenter
September 16, 2009	David R. Carpenter
Secretary

1

EXHIBIT A-2

AMERICAN FIDELITY ASSURANCE COMPANY

CERTIFICATION PURSUANT TO RULE 0-2(c)(1)

I, Stephen P. Garrett, do hereby certify as follows:

1.         I am Secretary of American Fidelity Assurance Company (the “Company” or the “Advisor”).

2.         In such capacity, I have examined the records of actions taken by the Executive Committee of the Advisor.

3.         The Executive Committee of the Advisor has duly adopted the following resolutions:

Whereas:

A. The Company’s management desires to file an application (the “Application”) for exemptive order with the Securities and Exchange Commission (“SEC”) seeking exemptive relief from (1) the requirement that the shareholders of American Fidelity Dual Strategy Fund, Inc. (the “Fund”) approve the new sub-advisory agreement of any proposed new sub-advisor prior to the Fund retaining the new sub-advisor, and (2) the disclosure requirements to which the Fund is subject with regard to itemized sub-advisory fee information in Fund documents.

B. The Executive Committee has received and reviewed a draft of the Application and a related memorandum, and desires to approve the Application and the “manager of managers” structure described in the Application (the “Manager of Managers Structure”).

Resolved:

1. The Executive Committee approves (a) the Application in substantially the form presented to the Committee with such changes as the appropriate officers of the Company deem necessary or appropriate, and (b) the Manager of Managers Structure.

2. The appropriate officers and agents of the Company are authorized to execute and file with the SEC, on behalf of the Company, (a) the Application for an order exempting the Fund and

2

the Company, acting as a “manager of managers” with respect to the Fund, from Section 15(a) of the Investment Company Act of 1940 (the “Act”), and from certain disclosure requirements to which the Fund is subject, and (b) any necessary or appropriate amendments thereto, so as to permit the Fund and the Company, as investment advisor to the Fund, to (y) enter into, materially amend and terminate sub-advisory agreements without shareholder approval, as contemplated by the Manager of Managers Structure, and (z) omit disclosure of certain itemized sub-advisory fee information in Fund documents, as permitted by the SEC.

3. The appropriate officers and agents of the Company are authorized to take such other actions as may be necessary or appropriate in connection with the Application and the Manager of Managers Structure and as otherwise necessary or appropriate to effectuate the intent of the foregoing resolutions.

/s/ Stephen P. Garrett
September 17, 2009	Stephen P. Garrett
Secretary

EXHIBIT B-1

AMERICAN FIDELITY DUAL STRATEGY FUND, INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned being duly sworn deposes and states that he has duly executed the attached “Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Section 15(a) of the Act, and Certain Disclosure Requirements” for and on behalf of American Fidelity Dual Strategy Fund, Inc.; that he holds the office of President of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David R. Carpenter
Name: David R. Carpenter
Title: President

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2009.

(S E A L)	/s/ K.L. Wagoner
Notary Public
My commission expires: Oct. 12, 2009

EXHIBIT B-2

AMERICAN FIDELITY ASSURANCE COMPANY

The undersigned being duly sworn deposes and states that he has duly executed the attached “Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 for an Exemption from Section 15(a) of the Act and Certain Disclosure Requirements” for and on behalf of American Fidelity Assurance Company; that he holds the office of Executive Vice President of such company; and that all action by stockholders, directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Robert D. Brearton
Name: Robert D. Brearton
Title: Executive Vie President

Subscribed and sworn to before me, a Notary Public, this 16th day of September, 2009.

(S E A L)	/s/ Dorene Gallant
Notary Public
My commission expires: Nov. 2, 2010

EXHIBIT C

[Proposed Form of Notice]

AMERICAN FIDELITY DUAL STRATEGY FUND, INC., ET AL.;

NOTICE OF APPLICATION

____-_____

_______________________________, 2009

Agency: Securities and Exchange Commission (“Commission”).

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940 (“Act”) for an exemption from section 15(a) of the Act as well as certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and materially amend subadvisory agreements without shareholder approval and would grant relief from certain disclosure requirements.

Applicants: American Fidelity Dual Strategy Fund, Inc. (“DSF” or the “Fund”) and American Fidelity Assurance Company. (“Advisor”).

Filing Date: The application was filed on September ___ 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission’s Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on_____________, 20___, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC 20549-9303; Applicants, Jennifer Wheeler, Esq., McAfee & Taft A Professional Corporation, Tenth Floor, Leadership Square, 211 N. Robinson Ave., Oklahoma City, Oklahoma 73102.

For Further Information Contact: ___________________, at (202)________________, or_______________, at (202)________________(Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission’s Public Reference Desk, 100 F St., NE, Washington, DC 20549-0102 (telephone (202) 551- 5850).

Applicants’ Representations:

1.         DSF is organized as a Maryland corporation and is registered under the Act as an open-end management investment company. DSF intends to implement the manager-of-managers structure as described in the application.

2.         The Advisor is registered as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). The Advisor serves as investment adviser to DSF pursuant to an investment advisory agreement (“Advisory Agreement”). The Advisory Agreement has been approved by DSF’s board of directors (“Board”), including a majority of the directors who are not “interested persons,” as defined in section 2(a)(19) of the Act, of the Fund or the Advisor (the “Independent Directors”). The manager-of-managers structure described in the application will not be implemented unless and until the Fund’s shareholders approve operating the Fund in this manner.

3.         Under the terms of the Advisory Agreements, the Advisor will provide investment advisory services to the Fund, supervise the investment program for the Fund, and have the authority, subject to Board approval, to enter into investment subadvisory agreements (“Investment Subadvisory Agreements”) with one or more subadvisors (“Sub-Advisors”). Each Sub-Advisor will be registered under the Advisers Act. The Advisor will monitor and evaluate the Sub-Advisors and recommend to the Board their hiring, retention or termination. Sub-Advisors recommended to the Board by the Advisor are selected and approved by the Board, including a majority of the Independent Directors. Each Sub-Advisor will have discretionary authority to invest the assets or a portion of the assets of the Fund. The Advisor will compensate each Sub-Advisor out of the fees paid to the Advisor under the Advisory Agreement.

4.         Applicants request an order that would (a) permit the Advisor to hire Sub-Advisors and materially amend Investment Subadvisory Agreements without obtaining shareholder approval and (b) grant relief from certain disclosure requirements concerning fees paid to the Sub-Advisors. The requested relief will not extend to any Sub-Advisor that is an affiliated person, as defined in section 2(a)(3) of the Act, of the Fund or the Advisor, other than by reason of serving as a Sub-Advisor to the Fund (“Affiliated Sub-Advisor”).

5.         An exemption is requested to permit the Fund to disclose (as both a dollar amount and as a percentage of the Fund’s net assets): (a) the aggregate fees paid to the Advisor and any Affiliated Sub-Advisors; and (b) the aggregate fees paid to Sub-Advisors other than Affiliated Sub-Advisors (“Aggregate Fee Disclosure”). If the Fund employs an Affiliated Sub-Advisor, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-Advisor.

Applicants’ Legal Analysis:

1.         Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except under a written contract that has been approved by the vote of a majority of the company’s outstanding voting securities.

2.         Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser’s compensation.

3.         Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 (“1934 Act”). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the “rate of compensation of the investment adviser,” the “aggregate amount of the investment adviser’s fees,” a description of the “terms of the contract to be acted upon,” and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.         Form N-SAR is the semi-annual report filed with the Commission by registered investment companies. Item 48 of Form N-SAR requires investment companies to disclose the rate schedule for fees paid to their investment advisers, including the Sub-Advisors.

5.         Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b), and (c) of Regulation S-X require that investment companies include in their financial statements information about investment advisory fees.

6.         Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that their requested relief meets this standard for the reasons discussed below.

7.         Applicants assert that the shareholders are relying on the Advisor to select one or more Sub-Advisors which have the appropriate skills and experience to achieve the Fund’s investment objective. Applicants assert that, from the perspective of an investor in the Fund, the role of the Sub-Advisors is comparable to that of the individual portfolio managers employed by traditional investment company advisory firms. Applicants state that requiring shareholder approval of each Investment Subadvisory Agreement would impose costs and unnecessary delays on the Fund, and may preclude the Advisor from acting promptly in a manner considered advisable by the Board. Applicants note that the Advisory Agreement and any Investment Subadvisory Agreement with an Affiliated Sub-Advisor will remain subject to section 15(a) of the Act.

8.         Applicants assert that some Sub-Advisors use a “posted” rate schedule to set their fees. Applicants state that while Sub-Advisors are willing to negotiate fees that are lower than those posted on the schedule, they are reluctant to do so where the fees are disclosed to other prospective and existing customers. Applicants submit that the requested relief would allow the Advisor to negotiate more effectively with each individual Sub-Advisor.

Applicants’ Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.         Before the Fund may rely on the order requested in the application, the operation of the Fund in the manner described in the application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the Act.

2.         The prospectus for the Fund will disclose the existence, substance, and effect of any order granted pursuant to the Application. The Fund will hold itself out to the public as employing the management structure described in the Application. The prospectus will prominently disclose that the Advisor has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-Advisors and recommend their hiring, termination, and replacement.

3.         Within 90 days of the hiring of a new Sub-Advisor, the Fund’s shareholders will be furnished all information about the new Sub-Advisor that would be included in a proxy statement, except as modified by the order to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in such disclosure caused by the addition of the new Sub-Advisor. To meet this obligation, the Fund will provide shareholders within 90 days of the hiring of a new Sub-Advisor with an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.         The Advisor will not enter into an Investment Subadvisory Agreement with any Affiliated Sub-Advisor without that agreement, including the compensation to be paid thereunder, being approved by Fund shareholders.

5.         At all times at least a majority of the Board will be Independent Directors, and the nomination of new or additional Independent Directors will be at the discretion of the then existing Independent Directors.

6.         When a Sub-Advisor change is proposed for the Fund with an Affiliated Sub-Advisor, the Board, including a majority of the Independent Directors, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders and does not involve a conflict of interest from which the Advisor or the Affiliated Sub-Advisor derives an inappropriate advantage.

7.         Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Directors, should the Independent Directors decide to retain their own counsel. The selection of such counsel will be within the discretion of the then existing Independent Directors.

8.         Whenever a Sub-Advisor is hired or terminated, the Advisor will provide the Board with information showing the expected impact on the profitability of the Advisor.

9.         The Advisor will provide general investment management services to the Fund, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will: (i) set the Fund’s overall investment strategies, (ii) evaluate, select and recommend Sub-Advisors to manage all or a part of the Fund’s assets, (iii) when appropriate, allocate and reallocate the Fund’s assets among multiple Sub-Advisors, (iv) monitor and evaluate the performance of Sub-Advisors, and (v) implement procedures reasonably designed to ensure that the Sub-Advisors comply with the Fund’s investment objective, policies and restrictions.

10.       No director or officer of the Fund, or director or officer of the Advisor, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Advisor, except for (a) ownership of interests in the Advisor or any entity that controls, is controlled by, or is under common control with the Advisor, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of a publicly traded company that is either a Sub-Advisor or an entity that controls, is controlled by or is under common control with a Sub-Advisor.

11.       The Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.       The requested order will expire on the effective date of Rule 15a-5 under the Act, if adopted.

13.       The Advisor will provide the Board, no less frequently than quarterly, with information about the profitability of the Advisor with respect to the Fund. The information will reflect the impact on profitability of the hiring or termination of any Sub-Advisor during the applicable quarter.

For the Commission, by the Division of Investment Management, under delegated authority.

_____________________________Secretary